Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2019

Financial Results

TAIPEI, Taiwan, October 31, 2019 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2019 unaudited financial results.

Comments from Management

In the third quarter of 2019, total revenues increased by 9.0% to approximately $1.91 million, from $1.75 million last quarter. While the increase of revenues was mainly due to seasonalities exhibited in certain games for summer peak and anniversary promotions, the overall gross margin widened to 55.0%, compared to 44.0% in last quarter and 41.8% in the same quarter last year, as a result of an improved cost structure.

And we were also making progress in developing in-house offerings, among which a new casual game platform will be released to the closed and then open beta testing tracks in the next quarter.

“During past quarters in 2019, besides pursuing an internally-driven growth by developing our own offerings, we continued improving the cost structure of our licensed game operations, as well as calibrating our marketing and promotional strategies for better effectiveness,” said GigaMedia CEO James Huang, “and the efforts now gradually began to bear fruits.”

Third Quarter Overview

•

Revenues increased approximately by 9.0% quarter-on-quarter to $1.91 million from $1.75 million in the second quarter of this year, and by 14.8% year-over-year from $1.66 million in the same period last year.

•	Gross profit increased to $1.05 million from $0.77 million in the second quarter of 2019.
•	Net loss reduced considerably to $0.24 million from $0.61 million in last quarter, and from $1.08 million in the same period last year.
•	The net asset value was around $5.13 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the third Quarter

GIGAMEDIA3Q19 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q19	2Q19	Change (%)	3Q19	3Q18	Change (%)
Revenues	1,908	1,750	9.0%	1,908	1,662	14.8%
Gross Profit	1,049	769	36.4%	1,049	694	51.2%
Loss from Operations	(544)	(1,122)	NM	(544)	(1,484)	NM
Net Loss Attributable to GigaMedia	(242)	(614)	NM	(242)	(1,083)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.02)	(0.06)	NM	(0.02)	(0.10)	NM
EBITDA (A)	(585)	(1,000)	NM	(585)	(1,393)	NM
Cash, Restricted Cash and Cash Equivalents	58,164	58,015	0.3%	58,164	60,439	-3.8%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Third-Quarter Financial Results

•

Consolidated revenues for the third quarter of 2019 increased by 9.0% to $1.91 million from $1.75 million in the prior quarter and by 14.8% year-over-year from $1.66 million in the third quarter 2018. The increase was mainly due to the summer peak of Tales Runner, and the 4th anniversary promotions for Yume100, while Senran Kagura: New Link, a new game launched last quarter, recorded a flat performance in this quarter.

•	Consolidated gross profit increased by 36.4% quarter-on-quarter to $1.05 million from $0.77 million and 51.2% year-over-year from $0.69 million the third quarter last year.
•

Consolidated operating expenses were $1.59 million in the third quarter of 2019, representing a decrease of $0.30 million from the second quarter of 2019. The decrease was due to higher expenses in last quarter, mainly for the launch of Senran Kagura in addition to certain administrative activities.

•	Consolidated loss from operation of the third quarter of 2019 was $0.54 million, a decrease of loss by approximately $0.58 million from a loss of $1.12 million in last quarter.
•	Consolidated net loss of the third quarter of 2019 was $0.24 million, reduced from $0.61 million in last quarter.
•	Cash, restricted cash and cash equivalents as of the end of the third quarter of 2019 amounted to $58.16 million, increased by 0.3% from $58.02 million at the end of the second quarter of 2019.

Financial Position

GigaMedia maintained its solid financial position, with cash, restricted cash and cash equivalents accounted for $58.16 million, or $5.26 per share, as of September 30, 2019.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 31, 2019. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2018 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“Following our strategic plan outlined in the beginning of 2019, we have steadily built up healthier operations for both our licensed and self-developed games, and have accumulated momentums for future growth,” said GigaMedia CEO James Huang. “In the coming quarter, we will continue to boost productivities by improving existing products and services, introducing own offerings, along with adopting strategies of promoting customer relationships.”

As for the customer platform, “while it is still at a nascent stage and we are working on creating capacity for providing more diverse products and services, it presents a great potential on saving marketing and channel costs,” continued CEO James Huang. “And we consider it essential in broadening and cultivating a loyal and profitable customer base, where we can take various initiatives to promote customer values.”

Meanwhile, our business strategies always include expanding through mergers and acquisitions. “We will also continue reviewing prospects that can provide synergies to our business for accelerating our growth and enhancing shareholders’ value,” stated CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2019 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2019 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2019	6/30/2019	9/30/2018	9/30/2019	9/30/2018
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,908,261	1,749,583	1,662,324	5,141,077	5,481,704
Other revenues	—	—	—	—	—
	1,908,261	1,749,583	1,662,324	5,141,077	5,481,704
Operating costs
Cost of digital entertainment service revenues	859,511	980,448	968,442	2,584,861	2,845,551
Cost of other revenues	—	—	—	—	—
	859,511	980,448	968,442	2,584,861	2,845,551
Gross profit	1,048,750	769,135	693,882	2,556,216	2,636,153
Operating expenses
Product development and engineering expenses	326,419	325,144	286,015	972,057	875,820
Selling and marketing expenses	461,653	580,539	963,444	1,568,194	2,720,380
General and administrative expenses	800,015	974,648	923,288	2,610,650	2,823,151
Other	4,723	11,165	5,514	21,103	18,564
	1,592,810	1,891,496	2,178,261	5,172,004	6,437,915
Loss from operations	(544,060)	(1,122,361)	(1,484,379)	(2,615,788)	(3,801,762)
Non-operating income (expense)
Interest income	364,539	414,450	351,262	1,160,788	968,808
Foreign exchange (loss) gain - net	(62,487)	90,922	49,285	17,033	137,203
Gain on disposal of property, plant and equipment	—	—	—	—	31
Other - net	119	3,416	728	50,448	5,196
	302,171	508,788	401,275	1,228,269	1,111,238
Loss before income taxes	(241,889)	(613,573)	(1,083,104)	(1,387,519)	(2,690,524)
Income tax benefit (expense)	—	—	—	—	—
Net loss attributable to GigaMedia	(241,889)	(613,573)	(1,083,104)	(1,387,519)	(2,690,524)

Loss per share attributable to GigaMedia
Basic:	(0.02)	(0.06)	(0.10)	(0.13)	(0.24)
Diluted:	(0.02)	(0.06)	(0.10)	(0.13)	(0.24)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2019	6/30/2019	9/30/2018
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	57,635,576	57,489,563	59,923,784
Accounts receivable - net	591,302	591,905	835,013
Prepaid expenses	142,819	275,551	237,635
Restricted cash	528,387	525,354	514,770
Other receivables	457,168	458,383	316,540
Other current assets	165,294	131,150	129,114
Total current assets	59,520,546	59,471,906	61,956,856

Property, plant & equipment - net	101,998	92,580	147,600
Intangible assets - net	78,828	23,545	41,109
Prepaid licensing and royalty fees	468,722	574,274	1,097,911
Other assets	918,556	1,035,529	278,356
Total assets	61,088,650	61,197,834	63,521,832

Liabilities and equity
Accounts payable	140,676	119,597	279,485
Accrued compensation	371,212	253,262	606,547
Accrued expenses	1,470,179	1,340,539	2,066,188
Unearned revenue	1,504,176	1,617,881	1,971,039
Other current liabilities	241,788	197,776	196,516
Total current liabilities	3,728,031	3,529,055	5,119,775
Other liabilities	662,530	781,187	—
Total liabilities	4,390,561	4,310,242	5,119,775
Total equity	56,698,089	56,887,592	58,402,057
Total liabilities and equity	61,088,650	61,197,834	63,521,832

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2019	6/30/2019	9/30/2018	9/30/2019	9/30/2018
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(241,889)	(613,573)	(1,083,104)	(1,387,519)	(2,690,524)
Depreciation	9,919	14,769	25,318	50,076	74,334
Amortization	11,126	12,830	16,516	36,854	31,876
Interest income	(364,539)	(414,450)	(351,262)	(1,160,788)	(968,808)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(585,383)	(1,000,424)	(1,392,532)	(2,461,377)	(3,553,122)